SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - Eletrobras

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Board of Directors of Eletrobras, in a meeting held on November 30, 2009, approved the sale of 36,023 (thirty –six thousand and twenty-three) preferred shares Class B (PNB), issued by Eletrobras, which are currently kept intreasury, purchased from its subsidiaries Eletrobras Chesf, Eletrobras Eletrosul, Eletrobras Eletronorte and Eletrobras Furnas. The acquisition, as well as the sale of these shares, are supported by section 25 (X) of Eletrobras’ bylaws, Section 30 (1) (c) of Law nº 6,404, respectively.

These shares derive from the credit conversions linked to the compulsory loan charged on the consumption of energy, instituted by Law nº 4,156/62 as amended by Decree nº 1,512/76, which, in Section 3 determines that these credits be converted into Eletrobras shares. Therefore, some subsidiaries became shareholders of Eletrobras. However, Section 244 of Law nº 6,404 prohibits mutual participation among a parent company, its affiliated companies or susbsidiaries.

This sale will occur on May 04, 2010, during the business hours of BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros, by Bradesco Corretora.

Rio de Janeiro, May 03, 2010.

ARMANDO CASADO DE ARAÚJO
CFO and IR Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.